UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HEADWATERS INCORPORATED
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42210P102
(CUSIP Number)
September 22, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 10

CUSIP No.	42210P102

1	NAMES OF REPORTING PERSONS SOROS FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		3,200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,200,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON

	OO, IA

Page 2 of 14 Pages

CUSIP No.	42210P102

1	NAMES OF REPORTING PERSONS GEORGE SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,200,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON

	IA

Page 3 of 14 Pages

CUSIP No.	42210P102

1	NAMES OF REPORTING PERSONS ROBERT SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,200,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON

	IA

Page 4 of 14 Pages

CUSIP No.	42210P102

1	NAMES OF REPORTING PERSONS JONATHAN SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,200,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON

	IA

Page 5 of 14 Pages

CUSIP No.	42210P102

Item 1(a)	Name of Issuer:
Headwaters Incorporated (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.
This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)	Citizenship:
i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”).

Page 6 of 14 Pages

CUSIP No.	42210P102

Item 2(e)	CUSIP Number:
42210P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of September 22, 2009, each of the Reporting Persons may be deemed to be the beneficial owner of 3,200,000 Shares.

Item 4(b)	Percent of Class:
As of September 22, 2009, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.31% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote:	3,200,00
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,200,00
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,200,00
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,200,00

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,200,00
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,200,00

Page 7 of 14 Pages

CUSIP No.	42210P102

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,200,00
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,200,00

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 14 Pages

CUSIP No.	42210P102
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2009	SOROS FUND MANAGEMENT LLC
	By:	/s/ David Taylor
David Taylor
Assistant General Counsel

Date: October 2, 2009	GEORGE SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Date: October 2, 2009	ROBERT SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Date: October 2, 2009	JONATHAN SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Page 9 of 14 Pages

CUSIP No.	42210P102
EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of October 2, 2009, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	11

B.	Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor	12

C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	13

D.	Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	14

Page 10 of 14 Pages

CUSIP No.	42210P102
EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Headwaters Incorporated, dated as of October 2, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 2, 2009	SOROS FUND MANAGEMENT LLC
	By:	/s/ David Taylor
David Taylor
Assistant General Counsel

Date: October 2, 2009	GEORGE SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Date: October 2, 2009	ROBERT SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Date: October 2, 2009	JONATHAN SOROS
	By:	/s/ David Taylor
David Taylor
Attorney-in-Fact

Page 11 of 14 Pages

CUSIP No.	42210P102
EXHIBIT B
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER, ROBERT SOROS and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
Execution of this power of attorney revokes that certain Power of Attorney dated as of the 16th day of June 2005 with respect to the same matters addressed above.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of June 2009.

GEORGE SOROS
/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

Page 12 of 14 Pages

CUSIP No.	42210P102
EXHIBIT C
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

ROBERT SOROS
/s/ Robert Soros

Page 13 of 14 Pages

CUSIP No.	42210P102
EXHIBIT D
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS
/s/ Jonathan Soros

Page 14 of 14 Pages